

Coloplast A/S

DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

Securities and Exchange Commissions,
...ance



06013830

18-05-2006

SUPPL

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 09/2006.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921
E-mail: dkler@coloplast.com

dlw 5/31

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tel +45 4911 1111
Fax +45 4911 1555
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 9/2006
Humlebæk, 18 May 2006

Mentor and Coloplast have signed the definitive agreement on Coloplast's acquisition of Mentor's urology business

Coloplast and Mentor Corporation have successfully completed the legally required consultation with the French works council in Mentor's French subsidiary, as announced in Coloplast's interim financial statement 2005/06 on 16 May. Mentor has received the positive opinion of the council and subsequently Mentor has accepted Coloplast's offer and the parties have signed a definitive purchase agreement. Closing of the transaction is now only subject to approval by competition authorities in certain countries.

The acquisition does not include Mentor's urisheath business in Great Britain in accordance with the undertakings given by Coloplast to the UK Secretary of State for Trade and Industry in 2002. Coloplast has therefore signed an agreement with Rochester Medical Corp. and Mentor according to which Rochester will acquire the rights to Mentor's urisheaths in Great Britain. Coloplast will be distributing these urisheaths in all other markets and Coloplast will continue to market the **Conveen** urisheaths in Great Britain, including the most recent urisheath launched, **Conveen** Optima.

Rochester Medical will pay DKK 85M (USD 14.6M) for the acquired assets, of which DKK 54M (USD 9.3M) will be paid at closing and DKK 31M (USD 5.3M) will be paid in equal installments over five years.

In addition to the above agreements, Rochester Medical and Coloplast have entered into a cross license agreement related to certain patents held by each company. The purpose of the cross licensing is to avoid future infringement claims by either party.

All other terms and estimates remain as stated in Coloplast's stock exchange announcement no. 5/2006 of 27 March 2006.

Coloplast expects closing of the deals by around 1 June 2006.

Sten Scheibye
President, CEO

This announcement is available in a Danish and an English version. In case of doubt the Danish version shall prevail.

For further information: Executive Vice President, CFO Lene Skole, phone + 45 4911 1665 or IR manager Jørgen Fischer Ravn, phone + 45 4911 1308